Singer N.V.
De Ruyterkade 62
Curacao, Netherlands Antilles

03 AUG 28 AM 7:21

82-34635

August 26, 2003


03029607

Securities And Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Dear Sir,

Re: SINGER N.V.
Exemption Number ~~82-5225~~

On behalf of Singer N.V. (the "Company"), we are furnishing to the Securities and Exchange Commission (the "Commission") herewith, pursuant to Rule 12g3-2(b)1(i) of the General Rules and Regulations (the "Exchange Act Rules") promulgated under the Securities and Exchange Act of 1934 (the "Exchange Act"), the documents listed below. Such documents are furnished with the understanding that such documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act. The Company is a "foreign private issuer" within the meaning of Rule 3b-4(c) of the Exchange Act Rules.

Attached is the Interim Report of Foreign Private Issuer of Singer N.V. dated August 26, 2003 and the documents referred to therein.

Please have the enclosed copy of this letter date stamped and returned to the undersigned in the enclosed stamped, self-addressed envelope.

Very truly yours,

B. Wybraniec

Barbara Wybraniec
Administrative Assistant

Enclosures.

dlw 8/28

Exemption No. 82-5225

Interim Report of Foreign Private Issuer

Singer N.V.

Incorporated in the Netherlands Antilles

De Ruyterkade 62, Willemstad
Curacao, Netherlands Antilles

Dated August 26, 2003

Exemption No. 82-5225

Exhibit Index to Interim Report

Exhibit No.

1.	Press Release dated August 5, 2003.
2.	Press Release dated August 26, 2003.
3.	Quarterly Report for Singer N.V. for the quarterly period ended June 30, 2003.
4.	Notice of a General Meeting of Shareholders to be held on September 22, 2003 and related Proxy Statement.

EXHIBIT NO.1

Exemption No. 82-5225

FOR IMMEDIATE RELEASE
August 5, 2003

03 AUG 28 AM 7:21

INFORMATION CONTACT
Barbara Wybraniec at (917) 534-5373

SINGER N.V. ANNOUNCES PLACEMENT OF INVESTMENT IN COMPANY'S RETAIL OPERATIONS IN ASIA

August 5, 2003, Curacao, Netherlands Antilles

Singer N.V. ("Singer" or the "Company") announced today that it has concluded the placement with a private investment fund (the "Fund") of a minority equity interest in the Company's Asian Retail operations.

The investment has been made in Singer Asia Limited ("Singer Asia"), a newly-formed subsidiary of the Company, which holds the Company's interests in the Singer Retail Operating Companies in Asia (in Bangladesh, India, Indonesia, Pakistan, Philippines, Sri Lanka, Thailand, and Vietnam).

The Fund, which has other significant investments in Asia, has acquired a 43.2% equity stake in Singer Asia, paying US $30 million in cash. Of the proceeds, US $14.75 million has been contributed as equity to Singer Asia, with the remaining US $15.25 million paid to Singer and applied primarily to reduce the Company's outstanding bank debt. Singer retains a 56.8% equity interest in Singer Asia and will continue to consolidate the results of these operations in its own results.

Stephen H. Goodman, Chairman and Chief Executive Officer of both the Company and of Singer Asia noted: "We believe the investment demonstrates the strength and future potential of our Retail Operations in Asia. We are very excited about the new opportunities opened up by this development. Our Asian Retail Operating Companies will continue to operate largely as they have operated over the last several years with the important difference that they will now have a greater ability to grow because of the availability of supplemental funding at the Singer Asia level."

Singer Asia holds a long-term license to use the SINGER® trademark and name on non-sewing products, on distribution points and in company names, in all countries in Asia (including China, Australia and New Zealand, but excluding Japan, Korea and the countries of the former Soviet Union). Singer Asia also holds a long-term distribution agreement for SINGER® sewing products for those countries in the Asia territory where it now has, or in the future establishes Retail operations, subject to any then existing distribution agreements.

The Operating Companies and Singer Asia will be managed by Singer personnel, subject to the strategic direction and review provided by the Singer Asia Board of Directors (the "Board"). The Board of Singer Asia is composed of five individuals, three nominated by Singer and two by the Fund.

About Singer N.V.

Singer N.V. was incorporated under the laws of the Netherlands Antilles on December 21, 1999. Effective September 2000, as a result of a successful Chapter 11 reorganization, Singer became the parent company of several Operating Companies formerly owned by The Singer Company N.V. ("Old Singer"), as well as acquiring ownership of the SINGER® brand name, one of the most widely recognized and respected trademarks in the world. Through its operating companies, Singer is engaged in two principal businesses, Retail and Sewing.

The Retail business consists primarily of the distribution through company-owned retail stores and direct selling of a wide variety of consumer durable products for the home in selected emerging markets, primarily in Asia. Retail sales activities in these markets are strengthened by the offer of consumer credit services provided by the Company to its customers. In some of the markets where it operates, Singer is recognized as a leading retailer of products for the home.

The Sewing business consists primarily of the distribution of consumer and artisan sewing machines and accessories, produced by Singer and certain third-party manufacturers, through distribution channels operated by its Sewing Operating Companies and through third-party distributors and dealers, as well as through the Operating Companies which operate Singer's Retail business. Singer is one of the world's leading sellers of consumer and artisan sewing machines, with an estimated worldwide unit market share of 26% (excluding China, the former Soviet Republics and Eastern European countries).

Additional financial and other information about the Company, including: a copy of Singer's audited consolidated financial statements for the twelve months ending December 31, 2002 and 2001 and for the three months ending December 31, 2000, together with the Auditor's Report thereon; the 2002 Disclosure Statement and Report dated April 2003, and the prior Disclosure Statements and Reports dated May 2002 and September 2001; and copies of all quarterly reports and press releases since the conclusion of the Chapter 11 proceedings in September 2000 may be found at the investor section of the Company's financial website www.singer.com.

Statements made herein with respect to Singer's current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of the Company. Forward-looking statements include but are not limited to those using words such as believe, expect, anticipate, plans, strategy, prospects, forecast, estimate, project, may or might, and words of similar meaning in connection with a discussion of future operations, financial performance, financial position, capital resources and strategy and plans and objectives of management. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These statements are based on management's assumptions and beliefs, which are expressed in light of the information currently available to management. The ultimate outcome in many cases is outside of the Company's control. The Company cautions you that no assurance can be given that expectations reflected in such forward-looking statements will prove to have been correct, that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore, you should not place undue reliance on such forward-looking statements. You should not rely on any obligation of the Company to update or revise

any forward-looking statements, whether as a result of new information, future events or otherwise. The Company disclaims any such obligation. Risks and uncertainties that might affect the Company include, but are not limited to: general economic conditions in the Company's markets worldwide, particularly in Asia, Brazil, the United States and the Caribbean, including levels of consumer spending; exchange rates, particularly between the U.S. dollar and other currencies in which the Company makes significant sales or in which the Company's assets and liabilities are denominated; the Company's ability to continue to win acceptance of its products and services, which are offered in highly competitive markets; the Company's ability to implement successfully the ongoing restructuring of its businesses; the success of the Company in improving liquidity and obtaining access to capital resources, including compliance with required financial and other covenants under its secured credit facilities; improving efficiency in its manufacturing and marketing operations; continuing relationships with financial institutions, suppliers and other creditors; and the outcome of contingencies.

For further information, please contact Barbara Wybraniec at 1 (917) 534-5373.

EXHIBIT NO.2

Exemption No. 82-5225

FOR IMMEDIATE RELEASE
August 26, 2003

03 AUG 28 AM 7:2

INFORMATION CONTACT
Barbara Wybraniec at (917) 534-5373

SINGER N.V. ANNOUNCES PROFITABLE SECOND QUARTER DESPITE CONTINUED LOSSES AT MEXICAN SUBSIDIARY
OTHER OPERATIONS SHOW OVERALL IMPROVEMENT

August 26, 2003, Curacao, Netherlands Antilles

Singer N.V. ("Singer" or the "Company") announced today its results for the second quarter of 2003 and for the first six months ended June 30, 2003.

2003 Second Quarter Results

The second quarter results were severely negatively impacted by the economic, liquidity, operational and management problems that developed in the Company's Mexican subsidiary during the second half of 2002 and which intensified in the first quarter of 2003 and continued in the second quarter of 2003. Management expects Singer Mexico to file a request for Consurso Mercantil, an insolvency petition under the Mexican bankruptcy laws, during the third quarter. Once the insolvency petition is accepted by the court, the court will appoint an insolvency specialist who will assess the Company's financial situation. Management expects an ultimate determination that Singer Mexico is insolvent and not the proper subject for reorganization and that a liquidation proceeding be commenced. Management expects no further Singer Mexico losses will be recorded once the liquidation proceeding is commenced, or Singer otherwise loses control of Singer Mexico and the operation is no longer consolidated. At that time, approximately $4.6 million of the loss already recorded for Mexico will be reversed reflecting the fact that the loss already recorded exceeds the Company's investment and exposure in Mexico by that amount. Singer has established a new company in Mexico to carry on the profitable sewing business.

Excluding the loss in Mexico, Singer's results for the second quarter of 2003 were improved over the results for the corresponding quarter of 2002. The net income improvement was primarily attributable to a $4.1 million gain due to an increase in the estimated recovery on receivables from a former subsidiary that is in liquidation. Highlights of the results, including and excluding Mexico, are shown in the table below:

(US$ millions)	Three Months Ended June 30,		
	2003	2002	Increase/(Decrease)
Revenue:			
Mexico	$ 12.7	$ 30.9	$ (18.2)
All other operating units	82.5	76.1	6.4
Consolidated total	$ 95.2	$ 107.0	$ (11.8)
Operating Income (Loss):			
Mexico	$ (4.5)	$ 2.8	$ (7.3)
All other operating units	7.2	6.4	0.8
Consolidated total	$ 2.7	$ 9.2	$ (6.5)
Net Income (Loss):			
Mexico	$ (6.3)	$ 1.3	$ (7.6)
All other operating units	7.7	3.4	4.3
Consolidated total	$ 1.4	$ 4.7	$ (3.3)

For the second quarter of 2003 ended June 30, 2003, the Company reported consolidated revenues of $95.2 million as compared to $107.0 million for the second quarter of 2002, a decline of $11.8 million or 11.0%. The decrease was due to the $18.2 million decline in revenues in Mexico as illustrated in the table above. Revenues of Singer's 48 percent-owned Thailand affiliate amounted to $27.5 million for the 2003 quarter, a 14.6% increase over the $24.0 million recorded in the second quarter of 2002; these sales are not included in consolidated revenues. The Company's revenues for the second quarter of 2003 included $6.7 million of finance charges on consumer credit sales and $1.5 million of royalty and licensing income; the corresponding amounts for the second quarter of 2002 were $8.5 million and $1.3 million, respectively. The decline in finance charges is due to the decrease in retail sales in Mexico, with finance charges in Mexico declining by $2.3 million.

Gross profit for the three months ended June 30, 2003 was $36.4 million, representing a gross margin of 38.3%, as compared to $41.7 million and a gross margin of 39.0% for the same period in 2002. The decline in gross margin was due primarily to a shift in sales mix towards the Sewing marketing segment due the decline in retail sales in Mexico, and lower margins in U.S. Sewing due to a shift in sales mix between dealers and mass merchants.

Selling and administrative expenses for the three months ended June 30, 2003 were $33.7 million, representing 35.4% of revenues, as compared to $32.4 million and 30.3% of revenues for the same period in 2002. The increase in selling and administrative expenses was due to Mexico, which had a significantly higher provision for bad debts. Excluding Mexico, selling and administrative expenses as a percentage of revenue would have been 27.6% for the 2003 second quarter as compared to 29.5% in the 2002 second quarter. This improvement was due to a decrease in Corporate expenses along with tighter controls over selling and administrative expenses at operating units.

Operating income for the 2003 and 2002 quarters was $2.7 million and $9.2 million, respectively. The Mexican operations were responsible for the decline in operating income.

Interest expense for the three-month period ended June 30, 2003 was $5.9 million as compared to $5.3 million for the three months ended June 30, 2002. The increase in interest expense from the prior year's quarter was due to higher interest expenses incurred in Mexico and the manufacturing operations.

Equity in earnings from Operating Affiliates totaled $1.7 million during the three-month period ended June 30, 2003 as compared to $1.1 million for the same period in 2002. The increase is due to higher profitability from an Operating Affiliate in Sri Lanka.

Miscellaneous other income was $4.6 million in the three-month period ended June 30, 2003 as compared to $1.6 million in 2002. The $3.0 million increase in other income is primarily due to an increase in the estimated recovery on receivables from a former subsidiary that is in liquidation. This was partially offset by $0.6 million unfavorable variance in foreign exchange.

Provision for income taxes amounted to $1.3 million in the three-month period ended June 30, 2003, as compared to $1.6 million for the same period in 2002. The high effective tax rate of 42.1% in the 2003 second quarter as compared to the 24.5% effective tax rate in the 2002 second quarter is due to the $6.3 million loss incurred in the Mexican operations with no corresponding tax benefit as Mexico already had significant loss carry forwards.

The Company's net income for the 2003 second quarter was $1.4 million as compared to net income of $4.7 million for the second quarter of 2002. The $3.3 million decline from prior year is due to the $7.6 million decline in Mexico's net income which was offset by a $4.3 million net income improvement in all the other business units.

Dividends on Preferred Shares equal to 4% per annum, calculated on the shares' $20 million liquidation preference, amounted to $0.2 million for the three-month periods ended June 30, 2003 and 2002. This dividend is cumulative and has been accrued but not paid; no dividend may be paid on the Company's Common Shares until all accrued dividends on the Preferred Shares have been paid. An additional amount of $0.1 million for the three-month period ended June 30, 2003 and 2002 has been accrued representing the accretion in the value of the Preferred Shares. During the first quarter, a subsidiary of the Company entered into an agreement with the Pension Benefit Guaranty Corporation to purchase all of the Preferred Shares of the Company for $3.8 million.

The net income applicable to Common Shares in the second quarter of 2003 was $1.1 million resulting in a basic income per common share of $0.14, as compared to net income to Common Shares of $4.4 million and basic earnings per common share of $0.55 for the prior year period.

The Retail operations (including Thailand) accounted for 60% of Singer's revenues in the 2003 second quarter. These operations had operating earnings, before corporate expenses and eliminations, of $0.9 million. The Company's consolidated results and the results for the Retail segment in the second quarter of 2003 were negatively impacted by poor performance in Mexico, which was partially offset by strong contributions from the Retail businesses in Thailand and Sri Lanka. The comparable figures for the second quarter of 2002 were 65% of Singer's revenue, and operating earnings of $8.2 million, before corporate expenses and eliminations.

The Sewing business accounted for 40% of Singer's revenues in the 2003 second quarter and had operating earnings, before corporate expenses and eliminations, of $5.8 million. The Sewing marketing operations in the United States and Italy were major contributors to this segment. The comparable figures for the second quarter of 2002 were 35% of Singer's revenue with operating earnings, before corporate expenses and eliminations, of $5.7 million.

2003 Six Month Results

The first half results were severely negatively impacted by the economic, liquidity, operational and management problems that developed in the Company's Mexican subsidiary during the second half of 2002 and which intensified in the first quarter of 2003 and continued in the second quarter of 2003. Management expects Singer Mexico to file a request for Consurso Mercantil, an insolvency petition under the Mexican bankruptcy laws, during the third quarter. Once the insolvency petition is accepted by the court, the court will appoint an insolvency specialist who will assess the Company's financial situation. Management expects an ultimate determination that Singer Mexico is insolvent and not the proper subject for reorganization and that a liquidation proceeding be commenced. Management expects no further Singer Mexico losses will be recorded once the liquidation proceeding is commenced, or Singer otherwise loses control of Singer Mexico and the operation is no longer consolidated. At that time, approximately $4.6 million of the loss already recorded for Mexico will be reversed reflecting the fact that the loss already recorded exceeds the Company's investment and exposure in Mexico by that amount. Singer has established a new company in Mexico to carry on the profitable sewing business.

Excluding the loss in Mexico, Singer's results for the first half of 2003 were improved over the results for the first half of 2002. The improvement in net income was primarily attributable to a $4.1 million gain due to an increase in the estimated recovery on receivables from a former subsidiary that is in liquidation, and a $2.7 million gain realized by the U.S. Sewing operations as a result of the successful refinancing of the operations' debt.

Highlights of the results, including and excluding Mexico, are shown in the table below:

(US$ millions)	Six Months Ended June 30, 2003	Six Months Ended June 30, 2002	Increase/(Decrease)
Revenue:			
Mexico	$ 27.4	$ 58.5	$ (31.1)
All other operating units	160.5	151.9	8.6
Consolidated total	$ 187.9	$ 210.4	$ (22.5)
Operating Income (Loss):			
Mexico	$ (22.0)	$ 3.6	$ (25.6)
All other operating units	15.2	12.9	2.3
Consolidated total	$ (6.8)	$ 16.5	$ (23.3)
Net Income (Loss):			
Mexico	$ (25.3)	$ 1.8	$ (27.1)
All other operating units	12.7	3.5	9.2
Consolidated total	$ (12.6)	$ 5.3	$ (17.9)

For the six months ended June 30, 2003, the Company reported consolidated revenues of $187.9 million as compared to $210.4 million for the first half of 2002, a decline of $22.5 million or 10.7%. The decrease was due to the $31.1 million decline in revenues in Mexico as illustrated in the table above. Revenue in all other operating units increased 5.7% for the six months ended June 30, 2003 compared to the corresponding six months in 2002. Revenues of Singer's 48 percent-owned Thailand affiliate amounted to $55.4 million for the 2003 first half, a 16.4% increase over the $47.6 million recorded in the first half of 2002; these sales are not included in consolidated revenues. The Company's revenues for the first half of 2003 included $13.7 million of finance charges on consumer credit sales and $2.9 million of royalty and licensing income; the corresponding amounts for the first half of 2002 were $16.8 million and $2.9 million, respectively. The decline in finance charges is due to the decrease in retail sales in Mexico, with finance charges in Mexico declining by $4.2 million.

Gross profit for the six months ended June 30, 2003 was $69.1 million, representing a gross margin of 36.8%, as compared to $80.6 million and a gross margin of 38.3% for the same period in 2002. The decline in gross margin was due primarily to lower margins in the Mexico operations as a result of changes in the sales mix and an increase in inventory reserves, which was partially offset by improved margins in the Company's manufacturing segment.

Selling and administrative expenses for the six months ended June 30, 2003 were $75.9 million, representing 40.4% of revenues, as compared to $64.1 million and 30.5% of revenues for the same period in 2002. The increase in selling and administrative expenses was due to Mexico, which had selling and administrative expenses of $31.1 million for the first half of 2003, as compared to $20.2 million for the same period in 2002, reflecting significantly higher provisions for bad debts and increased advertising expense. Excluding Mexico, selling and administrative expenses as a percentage of revenue would have been 27.9% for the 2003 first half as compared to 28.9% in the 2002 first half. This improvement was due to a decrease in Corporate expenses along with tighter controls over selling and administrative expenses at the operating units.

Operating income (loss) for the 2003 and 2002 first half was ($6.8) million and $16.5 million, respectively. The Mexican operations were responsible for the decline in operating income.

Interest expense for the six-month period ended June 30, 2003 was $11.1 million as compared to $10.5 million for the six-month period ended June 30, 2002. The increase in interest expense incurred by the Operating Companies from the prior year's first half was due to higher interest expenses incurred in Mexico.

Equity in earnings from Operating Affiliates totaled $2.6 million during the six-month period ended June 30, 2003 as compared to $1.7 million for the same period in 2002. The increase is due to higher profitability from an Operating Affiliate in Sri Lanka.

Miscellaneous other income was $6.3 million in the six-month period ended June 30, 2003 as compared to $1.4 million in 2002. The $4.9 million increase in other income is primarily due to a $4.1 million increase in the estimated recovery on receivables from a former subsidiary that is in liquidation and a $2.7 million gain recognized by U.S. Sewing as a result of their successful refinancing of their debt. This was partially offset by $1.0 million unfavorable variance in foreign exchange and $1.0 million of other expenses incurred in first half 2003.

Provision for income taxes amounted to $2.6 million in the six-month period ended June 30, 2003, as compared to $2.7 million for the same period in 2002. The high income tax expense in the 2003 first half as compared to the pre-tax loss is due to the large loss incurred in the Mexican operations with no corresponding tax benefit as Mexico already had significant loss carry forwards.

The Company's net loss for the 2003 first half was $12.6 million as compared to net income of $5.3 million for the first half of 2002. The $17.9 million decline from prior year is due to the $27.1 million decline in Mexico's net income which was offset by a $9.2 million net income improvement in all the other business units.

Dividends on Preferred Shares equal to 4% per annum, calculated on the shares' $20 million liquidation preference, amounted to $0.4 million for the six-month periods ended June 30, 2003 and 2002. This dividend is cumulative and has been accrued but not paid; no dividend may be paid on the Company's Common Shares until all accrued dividends on the Preferred Shares have been paid. An additional amount of $0.2 million for the six-month period ended June 30, 2003 and 2002 has been accrued representing the accretion in the value of the Preferred Shares. During the first quarter, a subsidiary of the Company entered into an agreement with the Pension Benefit Guaranty Corporation to purchase all of the Preferred Shares of the Company for $3.8 million.

The net loss applicable to Common Shares for the first half of 2003 was $13.1 million resulting in a basic loss per common share of $1.64, as compared to net income to Common Shares of $4.7 million and basic earnings per common share of $0.58 for the prior year period.

The Retail operations (including Thailand) accounted for 61% of Singer's revenues in the 2003 first half. These operations had an operating loss, before corporate expenses and eliminations, of $10.6 million. The Company's consolidated results and the results for the Retail segment in the first half of 2003 were negatively impacted by poor performance in Mexico, which was partially offset by strong contributions from the Retail businesses in Thailand and Sri Lanka. The comparable figures for the first half of 2002 were 66% of Singer's revenue, and operating earnings of $15.1 million, before corporate expenses and eliminations.

The Sewing business accounted for 39% of Singer's revenues in the 2003 first half and had operating earnings, before corporate expenses and eliminations, of $11.5 million. The Sewing marketing operations in the United States and Italy were major contributors to this segment. The comparable figures for the first half of 2002 were 34% of Singer's revenue with operating earnings, before corporate expenses and eliminations, of $10.0 million.

Profit Despite Mexico Loss

Mr. Stephen H. Goodman, Singer's Chairman, President and Chief Executive Officer noted, "We are extremely disappointed by the second quarter and first half year loss in Mexico. Losses will continue to be incurred in Mexico until Singer is able to deconsolidate that operation. At the time of deconsolidation, approximately $4.6 million of the loss already recorded in Mexico and any future loss incurred will be reversed, reflecting the fact that the loss already recorded exceeds the Company's investment and exposure in Mexico by that amount. For the full year 2003, it is anticipated that the net Mexico loss will be approximately $21.0 million."

"We are heartened, however, by the continued and increasing profitability of the rest of Singer, especially the strong revenue and earnings performance in Sri Lanka and Thailand and in the Sewing segment generally. Consequently, despite the Mexico loss, Singer was profitable in the second quarter of 2003 and anticipates that it will be profitable for the full year 2003."

Share Distribution

On or about April 15, 2003, the Singer Creditor Trust made the final distribution of the Common Shares of Singer N.V. to the holders of allowed, general unsecured claims against Singer's predecessor company.

It is not anticipated that the Company's Common Shares will be listed on any U.S. or overseas securities exchange, the NASDAQ National Market System, the NASDAQ Small Cap Market, the OTC Bulletin Board or a similar trading system in the near future. Price quotations for the Company's Common Shares became available on the "Pink Sheets" quotation service under the symbol "SNGR" in March 2002. It is anticipated that brokers should be able to continue to trade Singer's Common Shares using the "Pink Sheets" quotation service as long as the Company is current in submitting to the Securities and Exchange Commission ("SEC") the materials that it makes available to its shareholders or is required to file under its own country jurisdiction. If the Common Shares cease to be traded, shareholders seeking to sell or buy shares will only be able to do so with considerable difficulty and at prices that may not reflect the shares' theoretical inherent value. Even to the extent that quotations on the "Pink Sheets" service continue, there is no assurance that there will be adequate liquidity or that there will not be wide swings in prices and significant differences between "bid" and "asked" prices, which will make trading difficult and could cause prices for the Company's shares to deviate substantially from their theoretical inherent value.

About Singer N.V.

Singer N.V. was incorporated under the laws of the Netherlands Antilles on December 21, 1999. Effective September 2000, as a result of a successful Chapter 11 reorganization, Singer became the parent company of several Operating Companies formerly owned by The Singer Company N.V. ("Old Singer"), as well as acquiring ownership of the SINGER® brand name, one of the most widely recognized and respected trademarks in the world. Through its operating companies, Singer is engaged in two principal businesses, Retail and Sewing.

The Retail business consists primarily of the distribution through company-owned retail stores and direct selling of a wide variety of consumer durable products for the home in selected emerging markets, primarily in Asia, Mexico and the Caribbean. Retail sales activities in these markets are strengthened by the offer of consumer credit services provided by the Company to its customers. In some of the markets where it operates, Singer is recognized as a leading retailer of products for the home.

The Sewing business consists primarily of the distribution of consumer and artisan sewing machines and accessories, produced by Singer and certain third-party manufacturers, through distribution channels operated by its Sewing Operating Companies and through third-party distributors and dealers, as well as

through the Operating Companies which operate Singer's Retail business. Singer is one of the world's leading sellers of consumer and artisan sewing machines, with an estimated worldwide unit market share of 26% (excluding China, the former Soviet Republics and Eastern European countries).

Additional financial and other information about the Company, including: a copy of Singer's audited consolidated financial statements for the twelve months ending December 31, 2002 and 2001 and for the three months ending December 31, 2000, together with the Auditor's Report thereon; the 2002 Disclosure Statement and Report dated April 2003, and the prior Disclosure Statements and Reports dated May 2002 and September 2001; and copies of all quarterly reports and press releases since the conclusion of the Chapter 11 proceedings in September 2000 may be found at the investor section of the Company's financial website www.singer.com.

Statements made herein with respect to Singer's current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of the Company. Forward-looking statements include but are not limited to those using words such as believe, expect, anticipate, plans, strategy, prospects, forecast, estimate, project, may or might, and words of similar meaning in connection with a discussion of future operations, financial performance, financial position, capital resources and strategy and plans and objectives of management. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These statements are based on management's assumptions and beliefs, which are expressed in light of the information currently available to management. The ultimate outcome in many cases is outside of the Company's control. The Company cautions you that no assurance can be given that expectations reflected in such forward-looking statements will prove to have been correct, that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore, you should not place undue reliance on such forward-looking statements. You should not rely on any obligation of the Company to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The Company disclaims any such obligation. Risks and uncertainties that might affect the Company include, but are not limited to: general economic conditions in the Company's markets worldwide, particularly in Asia, Brazil, the United States and the Caribbean, including levels of consumer spending; exchange rates, particularly between the U.S. dollar and other currencies in which the Company makes significant sales or in which the Company's assets and liabilities are denominated; the Company's ability to continue to win acceptance of its products and services, which are offered in highly competitive markets; the Company's ability to implement successfully the ongoing restructuring of its businesses; the success of the Company in improving liquidity and obtaining access to capital resources, including compliance with required financial and other covenants under its secured credit facilities; improving efficiency in its manufacturing and marketing operations; continuing relationships with financial institutions, suppliers and other creditors; and the outcome of contingencies.

For further information, please contact Barbara Wybraniec at 1 (917) 534-5373.

Exemption No. 82-5225

SINGER N.V.

CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE THREE MONTHS ENDED JUNE 30, 2003 AND 2002
(in thousands of US dollars, except share and per share amounts)

	(Unaudited) Three Months Ended June 30, 2003	(Unaudited) Three Months Ended June 30, 2002
Revenues	$ 95,210	$ 106,998
Cost of revenues	58,783	65,322
Gross profit	36,427	41,676
Selling and administrative expenses	33,749	32,446
Operating income	2,678	9,230
Other income (expense):		
Interest expense	(5,855)	(5,306)
Equity in earnings from operating affiliates	1,744	1,079
Other, net	4,558	1,574
Total other income (expense)	447	(2,653)
Income from continuing operations before provision for income taxes and minority interest	3,125	6,577
Provision for income taxes	1,316	1,609
Minority interest share in income	455	318
Income from continuing operations	1,354	4,650
Discontinued Operations		
Loss from operations of Greece, net of tax benefit	-	61
Net income	1,354	4,711
Dividends on preferred shares	275	275
Net income applicable to common shares	$ 1,079	$ 4,436
Basic earnings per common share	$ 0.14	$ 0.55
Basic weighted average common shares outstanding	7,933,576	8,121,828

Exemption No. 82-5225

SINGER N.V.

CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE SIX MONTHS ENDED JUNE 30, 2003 AND 2002
(in thousands of US dollars, except share and per share amounts)

	(Unaudited) Six Months Ended June 30, 2003	(Unaudited) Six Months Ended June 30, 2002
Revenues	$ 187,929	$ 210,354
Cost of revenues	118,828	129,804
Gross profit	69,101	80,550
Selling and administrative expenses	75,868	64,092
Operating income (loss)	(6,767)	16,458
Other income (expense):		
Interest expense	(11,110)	(10,491)
Equity in earnings from operating affiliates	2,626	1,674
Other, net	6,286	1,351
Total other income (expense)	(2,198)	(7,466)
Income (loss) from continuing operations before provision for income taxes and minority interest	(8,965)	8,992
Provision for income taxes	2,579	2,666
Minority interest share in income	1,039	659
Income (loss) from continuing operations	(12,583)	5,667
Discontinued Operations		
Loss from operations of Greece, net of tax benefit	-	(374)
Net income (loss)	(12,583)	5,293
Dividends on preferred shares	550	550
Net income (loss) applicable to common shares	$ (13,133)	$ 4,743
Basic earnings (loss) per common share	$ (1.64)	$ 0.58
Basic weighted average common shares outstanding	7,996,326	8,121,828

Exemption No. 82-5225

SINGER®

QUARTERLY REPORT

Singer N.V.

Incorporated in the Netherlands Antilles

De Ruyterkade 62, Willemstad
Curacao, Netherlands Antilles

For the Quarterly Period Ended
June 30, 2003

The Company publishes its consolidated financial statements in US dollars and in accordance with accounting principles generally accepted in the United States. In this Report, references to "US dollars", "dollars", "U.S.$", "US$", or "$" are to US currency.

The registered offices of the Company are located at De Ruyterkade 62, Willemstad, Curacao, Netherlands Antilles, and its telephone number is 599-9732-2555. Certain administrative matters are handled in the United States by the Company's subsidiary, Singer Corporation, located at 915 Broadway, New York, NY 10010. The Company's website is www.singer.com.

As used herein, except as the context otherwise requires, the term "Company" or "Singer" refers to Singer N.V. and its consolidated subsidiaries. The term "Operating Companies" refers to locally incorporated companies which operate the Company's business in various countries around the world. The term "Operating Affiliates" refers to Operating Companies in which Singer exercises significant management influence but does not hold greater than 50% ownership. The term "Old Singer" refers to The Singer Company N.V., which filed for protection under Chapter 11 of the United States Bankruptcy Code in September 1999.

On or about April 15, 2003, the Singer Creditor Trust made the final distribution of the Common Shares of Singer N.V. to the holders of allowed, general unsecured claims against Old Singer.

It is not anticipated that the Company's common shares will be listed on any U.S. or overseas security exchange, the NASDAQ National Market System, the NASDAQ Small Cap Market, the OTC Bulletin Board or any similar trading system in the near future. Price quotations for the Company's Common Shares became available on the "Pink Sheets" quotation service under the symbol "SNGR" in March 2002. It is anticipated that brokers should be able to continue to trade Singer's Common Shares using the "Pink Sheets" quotation service as long as the Company is current in submitting to the Securities and Exchange Commission ("SEC") the materials that it makes available to its shareholders or is required to file under its own country jurisdiction. If the Common Shares cease to be traded, shareholders seeking to sell or buy shares will only be able to do so with considerable difficulty and at prices that may not reflect the shares' theoretical inherent value. Even to the extent that quotations on the "Pink Sheets" service continue, there is no assurance that there will be adequate liquidity or that there will not be wide swings in prices and significant differences between "bid" and "asked" prices, which will make trading difficult and could cause prices for the Company's shares to deviate substantially from their theoretical inherent value.

CAUTIONARY STATEMENT WITH RESPECT TO FORWARD-LOOKING STATEMENTS

Statements made herein with respect to Singer's current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of the Company. Forward-looking statements include but are not limited to those using words such as believe, expect, anticipate, plans, strategy, prospects, forecast, estimate, project, may or might, and words of similar meaning in connection with a discussion of future operations, financial performance, financial position, capital resources and strategy and plans and objectives of management. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These statements are based on management's assumptions and beliefs, which are expressed in light of the information currently available to management. The ultimate outcome in many cases is outside of the Company's control. The Company cautions you that no assurance can be given that expectations reflected in such forward-looking statements will prove to have been correct, that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore, you should not place undue reliance on such forward-looking statements. You should not rely on any obligation of the Company to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The Company disclaims any such obligation. Risks and uncertainties that might affect the Company include, but are not limited to: general economic conditions in the Company's markets worldwide, particularly in Asia, Brazil and the United States, including levels of consumer spending; exchange rates, particularly between the US dollar and other currencies in which the Company makes significant sales or in which the Company's assets and liabilities are denominated; the Company's ability to continue to win acceptance of its products and services, which are offered in highly competitive markets; the Company's ability to implement successfully the ongoing restructuring of its businesses; the success of the Company in improving liquidity and obtaining access to capital resources, including compliance with required financial and other covenants under its secured credit facilities; improving efficiency in its manufacturing and marketing operations; continuing relationships with financial institutions, suppliers and other creditors; and the outcome of contingencies.

SINGER N.V.

INDEX

SINGER N.V.

CONDENSED CONSOLIDATED BALANCE SHEETS
JUNE 30, 2003 and JUNE 30, 2002 (Unaudited)
(in thousands of US dollars, except share and per share amounts)

	June 30, 2003	June 30, 2002
ASSETS:		
Current assets-		
Cash and cash equivalents	$ 10,220	$ 13,357
Accounts receivable, net of allowances for doubtful accounts of $27,647 and $21,186, respectively	104,235	113,689
Inventories, net	78,971	75,887
Other current assets	9,305	8,310
Total current assets	202,731	211,243
Investment in operating affiliates	29,471	27,756
Property, plant and equipment, net	57,244	62,193
Intangible assets, net	139,953	139,942
Other assets	31,353	21,392
Total assets	$ 460,752	$ 462,526
LIABILITIES AND SHAREHOLDERS' EQUITY:		
Current liabilities-		
Notes and loans payable	$ 51,840	$ 53,287
Accounts payable	58,317	52,923
Accrued liabilities	35,272	31,670
Current portion of long-term debt	29,887	38,259
Total current liabilities	175,316	176,139
Long-term debt	109,983	110,179
Other non-current liabilities	60,130	55,963
Minority interest	10,924	9,495
Total liabilities	356,353	351,776
SHAREHOLDERS' EQUITY:		
Preferred shares, $0.01 par value, authorized 1,000,000 shares, issued and outstanding Series A convertible, 40 shares in 2003 and 2002	16,269	18,925
Common Shares, $0.01 par value, authorized 20,000,000 shares, issued and outstanding 7,870,826 in 2003 and 8,121,828 in 2002	79	81
Additional paid-in capital	80,921	80,919
Retained earnings	11,880	13,450
Accumulated other comprehensive loss	(4,750)	(2,625)
Total shareholders' equity	104,399	110,750
Total liabilities and shareholders' equity	$ 460,752	$ 462,526

The accompanying Notes to the Condensed Consolidated Financial Statements are an integral part of these Balance Sheets

SINGER N.V.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2003 AND 2002 (Unaudited)
(in thousands of US dollars, except share and per share amounts)

	Three Months Ended June 30, 2003 and 2002		Six Months ended June 30, 2003 and 2002	
Revenues	$ 95,210	$ 106,998	$ 187,929	$ 210,354
Cost of revenues	58,783	65,322	118,828	129,804
Gross profit	36,427	41,676	69,101	80,550
Selling and administrative expenses	33,749	32,446	75,868	64,092
Operating income (loss)	2,678	9,230	(6,767)	16,458
Other income (expense):				
Interest expense	(5,855)	(5,306)	(11,110)	(10,491)
Equity in earnings from operating affiliates	1,744	1,079	2,626	1,674
Other, net	4,558	1,574	6,286	1,351
Total other income (expense)	447	(2,653)	(2,198)	(7,466)
Income (loss) from continuing operations before provision for income taxes and minority interest	3,125	6,577	(8,965)	8,992
Provision for income taxes	1,316	1,609	2,579	2,666
Minority interest share in income	455	318	1,039	659
Income (loss) from continuing operations	1,354	4,650	(12,583)	5,667
Discontinued operations				
Loss from operations of Greece, net of tax benefit	-	61	-	(374)
Net income (loss)	1,354	4,711	(12,583)	5,293
Dividends on preferred shares	275	275	550	550
Net income (loss) available to common shares	$ 1,079	$ 4,436	(13,133)	$ 4,743
Basic earnings (loss) per common share	$ 0.14	$ 0.55	$ (1.64)	$ 0.58
Basic weighted average common shares outstanding	7,933,576	8,121,828	7,996,326	8,121,828

The accompanying Notes to the Condensed Consolidated Financial Statements are an integral part of these Statements

SINGER N.V.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2003 and 2002 (Unaudited)
(in thousands of US dollars)

	Six Months ended June 30, 2003 and 2002	
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income (loss)	$ (12,583)	$ 5,293
Adjustments to reconcile net income (loss) to net cash provided by operating activities-		
Depreciation and amortization	3,191	3,358
Gain from extinguishments of debt	(2,750)	-
Gain on disposal of discontinued operations	-	(113)
Provision for doubtful accounts	11,217	2,621
Equity in earnings from operating affiliates, net of dividends received	(705)	(921)
Minority interest share in income	1,039	659
Foreign exchange (gain) loss	1,721	(1,251)
Change in assets and liabilities-		
(Increase) decrease in accounts receivable	5,562	(6,388)
Decrease (increase) in inventory	(3,859)	5,473
Decrease (increase) in other current assets	(57)	2,988
Increase (decrease) in accounts payable and accrued expenses	1,678	(2,951)
Other	(3,625)	107
Total adjustments	13,412	3,582
Net cash provided by operating activities	829	8,875
CASH FLOWS FROM INVESTING ACTIVITIES:		
Capital expenditures	(1,628)	(3,472)
Proceed from sale of discontinued operations	-	1,300
Net cash used in investing activities	(1,628)	(2,172)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Net increase in notes and loans payable	1,137	2,162
Additions to long-term debt	18,168	-
Payments of long-term debt	(20,294)	(10,067)
Payments of preferred shares	(1,016)	-
Net cash used in financing activities	(2,005)	(7,905)
Effect of exchange rate changes on cash	(519)	(361)
Net decrease in cash and cash equivalents	(3,323)	(1,563)
CASH AND CASH EQUIVALENTS, beginning of the period	13,543	14,920
CASH AND CASH EQUIVALENTS, end of the period	$ 10,220	$ 13,357

The accompanying Notes to the Condensed Consolidated Financial Statements are an integral part of these Statements

SINGER N.V.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(in thousands of US dollars)

1. BUSINESS AND ORGANIZATION

Singer N.V. ("Singer" or the "Company") was formed as a new corporate entity in the Netherlands Antilles in December 1999. Pursuant to the Reorganization Plan discussed below, effective September 14, 2000, Singer became the parent company of several operating companies (the "Operating Companies"), formerly owned by The Singer Company N.V. ("Old Singer"), as well as the owner of the SINGER® brand name.

The Company is a holding company whose subsidiaries are engaged in two principal businesses, Retail and Sewing. The Retail segment derives revenues primarily from the retail distribution and direct selling of a wide variety of consumer durable products for the home in selected emerging markets, with consumer credit and other financial services available to qualified customers. The Sewing segment derives revenues primarily from the distribution of consumer and artisan sewing machines and accessories, manufactured by Singer and certain third-party manufacturers, through its own distribution channels and through third-party distributors, as well as through the Operating Companies which operate Singer's Retail business. The Retail and Sewing segments are both currently managed as two business lines. Within the Retail segment, management is on a geographic basis; within the Sewing segment, management is divided between marketing and manufacturing.

2. BASIS OF PRESENTATION

The accompanying unaudited condensed interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America for interim financial information. Accordingly, they do not include all of the disclosures required by generally accepted accounting principles in the United States of America for annual financial statements. In the opinion of management, all adjustments considered necessary for a fair presentation of interim period results have been included. Operating results for the three-month and six-month periods ended June 30, 2003 are not necessarily indicative of the results that may be expected for the year ending December 31, 2003. For further information, refer to the consolidated financial statements and footnotes thereto included in the Company's 2002 Disclosure Statement and Report dated April 2003.

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The financial statements do not include any adjustments relating to the recoverability and classification of assets and liabilities that might be necessary should the Company be unable to continue as a going concern. The Company has significant borrowings that require among other things, compliance with certain financial ratios on a quarterly basis and reductions of certain significant outstanding debt balances in 2003, 2004 and later years. The Company's ability to continue as a going concern is dependent on the Company's ability to achieve its minimum-operating plan and meet its obligations under several financing agreements, including either (i) renegotiating or rolling over existing facilities, (ii) obtaining additional or replacement financing, or (iii) selling sufficient assets to reduce or repay the existing credit facilities.

The Company and the Bank of Nova Scotia have agreed to certain modifications in the financial covenants in the Exit Financing Agreement with the Bank of Nova Scotia (the "Nova Scotia Financing Agreement") to accommodate the significant loss in Mexico during the first six months of the year. The payments to the Bank of Nova Scotia also have been restructured to require an additional payment of $11.3 million upon the closing of the Singer Asia Transaction, which occurred subsequent to the quarter end. For further reference, please see Note 9 ("Subsequent Events"). This payment is in addition to payments of $2.5 million due on December 31, 2003 and a further $2.5 million due on June 30, 2004. A final payment of $26.3 million is due December 31, 2004.

As of June 30, 2003, the Company was in compliance with all of the Nova Scotia Financing Agreement covenants and restrictions, as amended.

The Reorganization Plan

The reorganization of the Company was undertaken pursuant to the First Amended Joint Plan of Reorganization of Old Singer and its Affiliated Debtors and Debtors in Possession (the "Reorganization Plan") adopted in accordance with the provisions of Chapter 11 of the United States Bankruptcy Code. The basic reorganization cases were commenced under Chapter 11 in September of 1999 by Old Singer and certain of its subsidiaries as a result of a number of internal and external factors making problematic the continued viability of their operations outside of reorganization proceedings. The majority of the Operating Companies, however, did not commence proceedings under Chapter 11 or under the insolvency laws of other countries, but continued to operate in the ordinary course as substantially stand-alone companies throughout the period of the bankruptcy proceedings. Operating Companies in Brazil, the United States and Turkey were successfully reorganized under Chapter 11.

Under the Reorganization Plan, which was confirmed by the United States Bankruptcy Court for the Southern District of New York on August 24, 2000, and became effective on September 14, 2000, the outstanding shares of Old Singer were cancelled and the holders of allowed general unsecured claims against Old Singer were to receive substantially all of the equity shares of the Company. While the Company's common shares are not listed on any U.S. or overseas securities exchange or any NASDAQ or similar trading system, they are currently quoted on the "Pink Sheets" quotation service in the United States.

As part of the implementation of the Reorganization Plan, the Company entered into the Nova Scotia Financing Agreement, pursuant to which the Company effectively assumed certain restructured secured indebtedness of Old Singer. With the exception of the chief executive officer, none of the directors of Old Singer were appointed to the Board of Directors of the Company, and the majority of the current directors of the Company were initially appointed by the Creditors Committee of Old Singer and remain in office.

Fresh Start Reporting

In connection with the reorganization under the Reorganization Plan, the Company implemented Fresh Start Reporting as of September 30, 2000 (its normal interim closing date), as set forth in Statement of Position 90-7, "Financial Reporting by entities in Reorganization Under the Bankruptcy Code" ("SOP 90-7"), issued by the American Institute of Certified Public Accountants. Fresh Start Reporting was required because there was an ownership change of more than 50%. Accordingly, all assets and liabilities were restated to reflect their respective fair values at that date.

The reorganization value of the Company was determined by management, with assistance from The Blackstone Group LLP, independent financial professionals. The methodology employed involved estimation of enterprise value (i.e., the market value of the Company's debt and stockholders' equity which was determined to be $324,000), taking into account a discounted cash flow analysis. The discounted cash flow analysis was based on five-year cash flow projections prepared by management and using average discount rates of 15-20%. The reorganization value of the Company was determined to be $514,452 as of September 30, 2000.

The Company allocated $85,000 of the reorganization value to the SINGER® brand name based on an independent appraisal. The portion of the reorganization value which could not be attributed to specific tangible or identifiable intangible assets of the reorganized Company has been reported as "Reorganization value in excess of amounts allocable to identifiable assets". The amounts are reflected under intangible assets on the condensed consolidated balance sheet. Effective January 1, 2002, the Company adopted Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards (SFAS) No. 142, "Accounting for Goodwill and Other Intangible Assets", pursuant to which Singer is no longer amortizing the value of the trademark and other intangible assets with indefinite lives, reducing amortization expense by approximately $1,300 per quarter, subject, however, to any periodic adjustment which may be appropriate to assure that the carrying value of the Company's intangible assets do not exceed their fair value. The Company has determined there was no impairment of intangible assets pursuant to the provisions of SFAS No. 142 at December 31, 2002.

The Company's liquidity position is tight. Among other required principal payments due in 2003 and 2004, the Nova Scotia Financing Agreement requires Singer to reduce the outstanding balance of the facility by $13,750 to $28,750 by December 31, 2003, to $26,250 by June 30, 2004 and to pay off the remaining balance by December 31, 2004. Improvement in liquidity is dependent on the achievement of improved operating and financial performance, including working capital efficiencies, as well as the timing and the ultimate realization of significant one-time items, including liquidation of operations and real estate sales as outlined in the Reorganization Plan, some of which are not within the Company's control. The Company is also considering the sale of all or part of certain continuing operations in furtherance of the Company's long-term strategy, and where the proceeds from such sales would meaningfully improve the Company's liquidity position.

Recent Accounting Pronouncements

In July 2001, the FASB issued SFAS No. 143 "Accounting for Asset Retirement Obligations". This statement establishes accounting standards for the recognition and measurement of an asset retirement obligation and its associated asset retirement cost as well as any legal obligations associated with the retirement of tangible long-lived assets. The adoption of this standard did not have a material effect on the Company's financial condition or results of operations.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". SFAS No. 144 amends existing accounting guidance on asset impairment and provides a single accounting model for long-lived assets to be disposed. Among other provisions, the new rules change the criteria for classifying an asset as held-for-sale. The standard also broadens the scope of businesses to be disposed of that qualify for reporting as discontinued operations, and changes the timing of recognizing losses on such operations. The Company adopted SFAS No. 144 effective January 1, 2002. The sale of Singer A.E.E. Home Appliances, the Company's operating subsidiary in Greece ("Singer Greece"), in May 2002 has been recorded as a discontinued operation.

In July 2002, the FASB released SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities". SFAS No. 146 requires that a liability be recognized for costs associated with exit or disposal activities only when the liability is incurred, that is, when it meets the definition of a liability under the FASB's conceptual framework. SFAS No. 146 also establishes fair value as the objective for initial measurement of liabilities related to exit or disposal activities and provides additional guidance for the recognition and measurement of certain costs that are often associated with exit or disposal activities. These costs are on-time termination benefits, contract termination benefits, and other associated costs. The statement is effective for exit and disposal activities initiated after December 31, 2002. The adoption of this standard did not have a material effect on the Company's financial condition or results of operations.

In November 2002, the FASB issued Interpretation No. 45 ("FIN 45"), which expands previously issued accounting guidance and disclosure requirements for certain guarantees. FIN 45 requires companies to recognize an initial liability for the fair value of an obligation assumed by issuing a guarantee. The adoption of this standard did not have a material effect on the Company's financial condition or results of operations.

In January 2003, the FASB issued Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities". In general, a variable interest entity is a corporation, partnership, trust, or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. The consolidation requirements of FIN 46 apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements apply to older entities in the first fiscal year or interim period beginning after June 15, 2003. Certain of the disclosure requirements apply in all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. The adoption of this standard did not have a material effect on the Company's financial condition or results of operations.

In April 2003, the FASB issued SFAS No. 149, "Amendments of Statement 133 on Derivative Instruments and Hedging Activities". SFAS No. 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and hedging activities. The Statement is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The adoption of this standard did not have a material effect on the Company's financial condition or results of operations.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity", which provides standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. The Statement is effective for financial instruments entered into or modified after May 31, 2003 and for pre-existing instruments as of the beginning of the first interim period beginning after June 15, 2003. The adoption of this standard did not have a material effect on the Company's financial condition or results of operations.

3. ACCOUNTS RECEIVABLE

Accounts receivable are summarized as follows:

	June 30, 2003	June 30, 2002
Trade receivables, net	$ 45,498	$ 49,286
Installment receivables, net	72,326	80,297
Other, net	15,365	13,512
	133,189	143,095
Less:		
Unearned carrying charges	21,116	22,023
Installment receivables due in excess of one year	7,838	7,383
	$ 104,235	$ 113,689

4. INVENTORIES

Inventories are summarized as follows:

	June 30, 2003	June 30, 2002
Finished goods	$ 67,143	$ 67,206
Work in progress	2,102	1,526
Raw materials and supplies	9,726	7,155
	$ 78,971	$ 75,887

5. NOTES AND LOANS PAYABLE

The terms of certain financing agreements of Singer Mexicana S.A. de C.V. ("Singer Mexicana"), a subsidiary of the Company, contain, among other provisions, requirements for remaining current on all taxes such as social security, VAT and other local Mexican taxes. As at June 30, 2003, Singer Mexicana was in arrears on significant amounts of these taxes and, therefore, is in breach of its financing agreements.

6. LONG-TERM DEBT

Long-term debt is summarized as follows:

	June 30, 2003	June 30, 2002
Bonds and Debentures:		
Brazil - A Bonds – 10% due 2005	$ 17,501	$ 20,749
Brazil - B Bonds – due 2007	13,231	12,128
Brazil - Old Bonds – 12%	6,718	5,803
Sri Lanka - 17% due 2004	4,115	4,178
- 13% due 2005	3,087	-
Loans:		
Bank of Nova Scotia Financing Agreement	42,500	45,000
Omnibus Agreement	25,365	25,365
Singer Sewing Credit Agreement	-	23,400
Singer Sewing operating loan	13,836	-
Singer Sewing term loan	4,000	-
Banco Unibanco	3,012	6,413
Other	6,505	5,402
	139,870	148,438
Less- Current portion	29,887	38,259
	$ 109,983	$ 110,179

On March 31, 2003, the U.S. Sewing operations successfully refinanced their lending facility. The refinancing resulted in a one-time gain of $2.7 million reflecting a reduction on the pay out of the existing borrowings. The new financing includes a revolving line of credit facility, with one lender, with borrowing base limitations based on a formula tied to receivables and inventories to a maximum of $25 million. The facility bears interest at LIBOR plus 3.25% and will mature in five years. The balance outstanding on this facility at June 30, 2003 was $13.8 million. The second facility, with a second lender, is a $4 million subordinated term loan that will mature in three years, bearing interest at 18% per annum. Two thirds of the annual interest (12% per annum) is payable monthly in arrears, while one third of the interest (6% per annum) is accrued annually and is payable at the maturity of the term loan. Additionally, the term loan requires a 4% royalty payment to be made on sales above $60 million in the year with the highest sales during the term of the loan; the royalty payment is payable at the maturity of the term loan.

As of June 30, 2003, the U.S. Sewing operations were in breach of certain financial covenants with respect to the revolving line of credit facility. The lender under that facility has agreed to amend certain financial covenants for June 30, 2003 and for the remainder of 2003 and to waive all prior breaches. The modifications also included changes to the borrowing base limitations which will allow the U.S. Sewing operations to borrow a greater amount under this facility during peak periods.

The Company and the Bank of Nova Scotia have agreed to certain modifications in the financial covenants in the Nova Scotia Financing Agreement to accommodate the significant loss in Mexico during the first six months of the year. The payments to the Bank of Nova Scotia also have been restructured to require an additional payment of $11.3 million upon the closing of the Singer Asia Transaction, which occurred subsequent to the quarter end. For further reference, please see Note 9 ("Subsequent Events"). This

payment is in addition to payments of $2.5 million due on December 31, 2003 and a further $2.5 million due on June 30, 2004. A final payment of $26.3 million is due December 31, 2004.

As of June 30, 2003, the Company was in compliance with all of the Nova Scotia Financing Agreement covenants and restrictions, as amended.

7. SHAREHOLDERS' EQUITY AND OTHER STOCK RELATED INFORMATION

On January 9, 2003, a subsidiary of the Company entered into an agreement with the Pension Benefit Guaranty Corporation to purchase all 40 issued and outstanding Preferred A shares of the Company for $3.8 million. The terms of the purchase agreement required the Company to pay $0.4 million or 10% upon execution of the agreement with the balance of $3.4 million being settled through a promissory note. The promissory note bears interest at 12.5% per annum and is repayable based on a formula tied to the subsidiary's accounts receivable balance, with payment in full due by July 1, 2003. As of June 30, 2003, the balance outstanding on the promissory note was $2.7 million.

The repayment terms have since been renegotiated at $500 per month starting in July 2003 with the balance due by December 31, 2003. If the promissory note is not paid as due, interest on the amount due shall increase to 18.0% per annum immediately and shall further increase by 2.0% for each ninety day period up to a maximum of 30.0% per annum.

8. COMPREHENSIVE INCOME

	Three Months ended June 30, 2003 and 2002		Six Months ended June 30, 2003 and 2002	
Net income	$ 1,354	$ 4,711	$ (12,583)	$ 5,293
Other comprehensive income:				
Foreign currency translation Adjustment	(506)	1,052	(2,228)	1,113
Comprehensive income (loss)	$ 848	$ 5,763	$ (14,811)	$ 6,406

9. SUBSEQUENT EVENTS

On July 31, 2003, Singer concluded the placement with a private investment fund (the "Fund") of a minority equity interest in the Company's Asian Retail operations. The investment has been made in Singer Asia Limited ("Singer Asia"), a newly-formed subsidiary of the Company, which holds the Company's interests in the Singer Retail Operating Companies in Asia (in Bangladesh, India, Indonesia, Pakistan, Philippines, Sri Lanka, Thailand and Vietnam). The Fund has acquired a 43.2% equity stake in Singer Asia, paying $30 million in cash. Of the proceeds, $14.75 million has been contributed as equity to Singer Asia, with the remaining $15.25 million paid to Singer and applied primarily to reduce the Company's outstanding bank debt. Singer retains a 56.8% equity interest in Singer Asia and will continue to consolidate the results of these operations in its own results. The Company will record a loss of approximately $1.2 million in the third quarter of 2003 as a result of the sale of 43.2% of Singer Asia.

10. SEGMENT RELATED INFORMATION

The Company is a holding company whose subsidiaries are engaged in two principal businesses, Retail and Sewing. The Retail segment derives revenues primarily from the retail distribution of a wide variety of consumer durable products for the home in selected emerging markets, with consumer credit and other financial services available to qualified customers. The Sewing segment derives revenues primarily from the distribution of consumer and artisan sewing machines and accessories, manufactured by Singer and certain third-party manufacturers, through its own distribution channels and through third-party distributors, as well as through the Operating Companies which operate Singer's Retail business.

The operations and the performance of these segments are regularly reviewed and are coordinated by senior management of the Company.

Intersegment sales are at transfer prices which approximate prices charged to unaffiliated customers.

Segment Data	Three Months ended June 30, 2003 and 2002		Six Months ended June 30, 2003 and 2002	
Revenues:				
Retail-				
Americas	$ 18,470	$ 36,018	$ 38,196	$ 69,108
Asia	62,629	56,388	125,990	113,598
Africa and Middle East	1,599	1,619	2,826	2,718
Intersegment	266	306	663	582
	82,964	94,331	167,675	186,006
Sewing marketing-				
Americas	22,350	22,851	42,860	43,318
Asia	10,804	8,690	19,296	17,181
Europe	6,594	5,067	13,634	10,777
Intersegment	3,444	2,511	7,700	3,986
	43,192	39,119	83,490	75,262
Sewing manufacturing-				
Americas	252	314	509	1,249
Asia	4	10	4	10
Intersegment	11,335	12,037	21,961	20,848
	11,591	12,361	22,474	22,107
	137,747	145,811	273,639	283,375
Less- Operating Affiliate, Thailand	(27,492)	(23,959)	(55,386)	(47,605)
Intersegment	(15,045)	(14,854)	(30,324)	(25,416)
Total revenues	$ 95,210	$ 106,998	$ 187,929	$ 210,354

	Three Months ended June 30, 2003 and 2002		Six Months ended June 30, 2003 and 2002	
Operating income (loss):				
Retail-				
Americas	$ (4,223)	$ 3,153	$ (21,569)	$ 4,275
Asia	5,102	5,006	10,930	10,743
Africa and Middle East	54	83	68	125
	933	8,242	(10,571)	15,143
Sewing marketing-				
Americas	418	1,427	769	3,041
Asia	3,910	2,292	6,375	3,779
Europe	264	(94)	754	187
	4,592	3,625	7,898	7,007
Sewing manufacturing-				
Americas	1,191	2,064	3,727	3,074
Asia	(13)	29	(89)	(64)
	1,178	2,093	3,638	3,010
Corporate and eliminations	(1,940)	(2,563)	(3,247)	(4,502)
	4,763	11,397	(2,282)	20,658
Less- Operating Affiliate, Thailand	(2,085)	(2,167)	(4,485)	(4,200)
Total operating income (loss)	$ 2,678	$ 9,230	$ (6,767)	$ 16,458

	Three Months ended June 30, 2003 and 2002		Six Months ended June 20, 2003 and 2002	
Interest expense:				
Retail-				
Americas	$ 1,099	$ 479	$ 1,674	$ 685
Asia	1,656	1,971	3,370	3,973
	2,755	2,450	5,044	4,658
Sewing marketing-				
Americas	446	709	831	1,387
Asia	690	612	1,370	1,150
Europe	81	89	181	167
	1,217	1,410	2,382	2,704
Sewing manufacturing-				
Americas	1,179	712	2,302	1,828
Asia	34	38	68	75
	1,213	750	2,370	1,903
Corporate and eliminations	824	1,046	1,646	1,984
	6,009	5,656	11,442	11,249
Less- Operating Affiliate, Thailand	(154)	(350)	(332)	(758)
Total interest expense	$ 5,855	$ 5,306	$ 11,110	$ 10,491

	June 30, 2003	June 30, 2002
Total assets:		
Retail-		
Americas	$ 53,199	$ 75,756
Asia	220,498	211,133
Africa and Middle East	1,106	1,186
	274,803	288,075
Sewing marketing-		
Americas	55,076	53,207
Asia	36,450	40,686
Europe	18,018	17,086
	109,544	110,979
Sewing manufacturing-		
Americas	32,839	31,050
Asia	9,581	10,561
	42,420	41,611
Corporate and eliminations	123,380	112,232
	550,147	552,897
Less- Operating Affiliate, Thailand	(89,395)	(90,371)
Total assets	$ 460,752	$ 462,526

Certain financial information by geographical area is as follows:

	Three Months ended June 30, 2003 and 2002		Six Months ended June 30, 2003 and 2002	
Revenues:				
Americas	$ 41,072	$ 59,183	$ 81,565	$ 113,675
Asia	73,437	65,088	145,290	130,789
Europe	6,594	5,067	13,634	10,777
Africa and Middle East	1,599	1,619	2,826	2,718
	122,702	130,957	243,315	257,959
Less- Operating Affiliate, Thailand	(27,492)	(23,959)	(55,386)	(47,605)
Total revenues	$ 95,210	$ 106,998	$ 187,929	$ 210,354

	June 30, 2003	June 30, 2002
Assets:		
Americas	$ 141,114	$ 160,013
Asia	266,529	262,380
Europe	18,018	17,086
Africa and Middle East	1,106	1,186
Total countries	426,767	440,665
Corporate and eliminations	123,380	112,232
	550,147	552,897
Less- Operating Affiliate, Thailand	(89,395)	(90,371)
Total assets	$ 460,752	$ 462,526

Net sales between geographic areas, which are eliminated in the financial statements, were not material to the operating income of any geographic area in the periods presented. No single customer accounted for 10% or more of total revenues.

Assets by geographic area include those assets which are specifically identifiable with the operations in each area. Asia includes operations located in the Pacific and Asia regions.

Corporate and elimination assets consist mainly of intangible assets relating to the SINGER® brand name.

PART II

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis should be read in conjunction with the audited consolidated financial statements of the Company for the twelve months ended December 31, 2002 and the unaudited consolidated financial statements of the Company for the three months ended June 30, 2003 and 2002 and for the six months ended June 30, 2003 and 2002. This section contains forward-looking statements that are subject to the "Cautionary Statement With Respect To Forward-Looking Statements" appearing elsewhere herein. Risks to the Company are also discussed elsewhere herein.

Results Of Operations

Three Months Ended June 30, 2003 and June 30, 2002

The second quarter results were severely negatively impacted by the economic, liquidity, operational and management problems that developed in the Company's Mexican subsidiary during the second half of 2002 and which intensified in the first quarter of 2003 and continued in the second quarter of 2003. Management expects Singer Mexico to file a request for Consurso Mercantil, an insolvency petition under the Mexican bankruptcy laws, during the third quarter. Once the insolvency petition is accepted by the court, the court will appoint an insolvency specialist who will assess the Company's financial situation. Management expects an ultimate determination that Singer Mexico is insolvent and not the proper subject for reorganization and that a liquidation proceeding be commenced. Management expects no further Singer Mexico losses will be recorded once the liquidation proceeding is commenced, or Singer otherwise loses control of Singer Mexico and the operation is no longer consolidated. At that time, approximately $4.6 million of the loss already recorded for Mexico will be reversed reflecting the fact that the loss already recorded exceeds the Company's investment and exposure in Mexico by that amount. Singer has established a new company in Mexico to carry on the profitable sewing business.

Excluding the loss in Mexico, Singer's results for the second quarter of 2003 were improved over the results for the corresponding quarter of 2002. The net income improvement was primarily attributable to a $4.1 million gain due to an increase in the estimated recovery on receivables from a former subsidiary that is in liquidation. Highlights of the results, including and excluding Mexico, are shown in the table below:

(US$ millions)	Three Months Ended June 30, 2003	Three Months Ended June 30, 2002	Increase/(Decrease)
Revenue:			
Mexico	$ 12.7	$ 30.9	$ (18.2)
All other operating units	82.5	76.1	6.4
Consolidated total	$ 95.2	$ 107.0	$ (11.8)
Operating Income (Loss):			
Mexico	$ (4.5)	$ 2.8	$ (7.3)
All other operating units	7.2	6.4	0.8
Consolidated total	$ 2.7	$ 9.2	$ (6.5)
Net Income (Loss):			
Mexico	$ (6.3)	$ 1.3	$ (7.6)
All other operating units	7.7	3.4	4.3
Consolidated total	$ 1.4	$ 4.7	$ (3.3)

For the second quarter of 2003 ended June 30, 2003, the Company reported consolidated revenues of $95.2 million as compared to $107.0 million for the second quarter of 2002, a decline of $11.8 million or 11.0%. The decrease was due to the $18.2 million decline in revenues in Mexico as illustrated in the table above. Revenues of Singer's 48 percent-owned Thailand affiliate amounted to $27.5 million for the 2003 quarter, a 14.6% increase over the $24.0 million recorded in the second quarter of 2002; these sales are not included in consolidated revenues. The Company's revenues for the second quarter of 2003 included $6.7 million of finance charges on consumer credit sales and $1.5 million of royalty and licensing income; the corresponding amounts for the second quarter of 2002 were $8.5 million and $1.3 million, respectively. The decline in finance charges is due to the decrease in retail sales in Mexico, with finance charges in Mexico declining by $2.3 million.

Gross profit for the three months ended June 30, 2003 was $36.4 million, representing a gross margin of 38.3%, as compared to $41.7 million and a gross margin of 39.0% for the same period in 2002. The decline in gross margin was due primarily to a shift in sales mix towards the Sewing marketing segment due to the decline in retail sales in Mexico, and lower margins in U.S. Sewing due to a shift in the sales mix between dealers and mass merchants.

Selling and administrative expenses for the three months ended June 30, 2003 were $33.7 million, representing 35.4% of revenues, as compared to $32.4 million and 30.3% of revenues for the same period in 2002. The increase in selling and administrative expenses was due to Mexico, which had a significantly higher provision for bad debts. Excluding Mexico, selling and administrative expenses as a percentage of revenue would have been 27.6% for the 2003 second quarter as compared to 29.5% in the 2002 second quarter. This improvement was due to a decrease in Corporate expenses along with tighter controls over selling and administrative expenses at operating units.

Operating income for the 2003 and 2002 quarters was $2.7 million and $9.2 million, respectively. The Mexican operations were responsible for the decline in operating income.

The Retail operations (including Thailand) accounted for 60% of Singer's revenues in the 2003 second quarter. These operations had operating earnings, before corporate expenses and eliminations, of $0.9 million. The Company's consolidated results and the results for the Retail segment in the second quarter of 2003 were negatively impacted by poor performance in Mexico, which was partially offset by strong contributions from the Retail businesses in Thailand and Sri Lanka. The comparable figures for the second quarter of 2002 were 65% of Singer's revenue, and operating earnings of $8.2 million, before corporate expenses and eliminations.

The Sewing business accounted for 40% of Singer's revenues in the 2003 second quarter and had operating earnings, before corporate expenses and eliminations, of $5.8 million. The Sewing marketing operations in the United States and Italy were major contributors to this segment. The comparable figures for the second quarter of 2002 were 35% of Singer's revenue with operating earnings, before corporate expenses and eliminations, of $5.7 million.

Interest expense for the three-month period ended June 30, 2003 was $5.9 million. Interest expense incurred by the Operating Companies during the period totaled $5.0 million, while Corporate interest expense in the period was $0.9 million; interest expense for the period at the Company's non-consolidated Operating Affiliate in Thailand was $0.2 million. Interest expense for the three-month period ended June 30, 2002 was $5.3 million. Interest expense incurred by the Operating Companies during the 2002 period totaled $4.2 million, while Corporate interest expense in the period was $1.1 million; interest expense for

the period at the Company's non-consolidated Operating Affiliate in Thailand was $0.4 million. The increase in interest expense incurred by the Operating Companies from the prior year's quarter was due to higher interest expenses incurred in Mexico and the manufacturing operations.

Equity in earnings from Operating Affiliates totaled $1.7 million during the three-month period ended June 30, 2003 as compared to $1.1 million for the same period in 2002. The increase is due to higher profitability from an Operating Affiliate in Sri Lanka.

Miscellaneous other income was $4.6 million in the three-month period ended June 30, 2003 as compared to $1.6 million in 2002. The $3.0 million increase in other income is primarily due to an increase in the estimated recovery on receivables from a former subsidiary that is in liquidation. This was partially offset by $0.6 million unfavorable variance in foreign exchange.

Provision for income taxes amounted to $1.3 million in the three-month period ended June 30, 2003, as compared to $1.6 million for the same period in 2002. The high effective tax rate of 42.1% in the 2003 second quarter as compared to the 24.5% effective tax rate in the 2002 second quarter is due to the $6.3 million loss incurred in the Mexican operations with no corresponding tax benefit as Mexico already had significant loss carry forwards.

The Company's net income for the 2003 second quarter was $1.4 million as compared to net income of $4.7 million for the second quarter of 2002. The $3.3 million decline from prior year is due to the $7.6 million decline in Mexico's net income which was offset by a $4.3 million net income improvement in all the other business units.

Dividends on Preferred Shares equal to 4% per annum, calculated on the shares' $20 million liquidation preference, amounted to $0.2 million for the three-month periods ended June 30, 2003 and 2002. This dividend is cumulative and has been accrued but not paid; no dividend may be paid on the Company's Common Shares until all accrued dividends on the Preferred Shares have been paid. An additional amount of $0.1 million for the three-month period ended June 30, 2003 and 2002 has been accrued representing the accretion in the value of the Preferred Shares. During the first quarter, a subsidiary of the Company entered into an agreement with the Pension Benefit Guaranty Corporation to purchase all of the Preferred Shares of the Company for $3.8 million.

The net income applicable to Common Shares in the second quarter of 2003 was $1.1 million resulting in a basic income per common share of $0.14, as compared to net income to Common Shares of $4.4 million and basic earnings per common share of $0.55 for the prior year period.

Six Months Ended June 30, 2003 and June 30, 2002

The first half results were severely negatively impacted by the economic, liquidity, operational and management problems that developed in the Company's Mexican subsidiary during the second half of 2002 and which intensified in the first quarter of 2003 and continued in the second quarter of 2003. Management expects Singer Mexico to file a request for Consurso Mercantil, an insolvency petition under the Mexican bankruptcy laws, during the third quarter. Once the insolvency petition is accepted by the court, the court will appoint an insolvency specialist who will assess the Company's financial situation. Management expects an ultimate determination that Singer Mexico is insolvent and not the proper subject for reorganization and that a liquidation proceeding be commenced. Management expects no further Singer Mexico losses will be recorded once the liquidation proceeding is commenced, or Singer otherwise loses control of Singer Mexico and the operation is no longer consolidated. At that time, approximately

$4.6 million of the loss already recorded for Mexico will be reversed reflecting the fact that the loss already recorded exceeds the Company's investment and exposure in Mexico by that amount. Singer has established a new company in Mexico to carry on the profitable sewing business.

Excluding the loss in Mexico, Singer's results for the first half of 2003 were improved over the results for the first half of 2002. The improvement in net income was primarily attributable to a $4.1 million gain due to an increase in the estimated recovery on receivables from a former subsidiary that is in liquidation, and a $2.7 million gain realized by the U.S. Sewing operations as a result of the successful refinancing of the operations' debt. Highlights of the results, including and excluding Mexico, are shown in the table below:

(US$ millions)	Six Months Ended June 30,		
	2003	2002	Increase/(Decrease)
Revenue:			
Mexico	$ 27.4	$ 58.5	$ (31.1)
All other operating units	160.5	151.9	8.6
Consolidated total	$ 187.9	$ 210.4	$ (22.5)
Operating Income (Loss):			
Mexico	$ (22.0)	$ 3.6	$ (25.6)
All other operating units	15.2	12.9	2.3
Consolidated total	$ (6.8)	$ 16.5	$ (23.3)
Net Income (Loss):			
Mexico	$ (25.3)	$ 1.8	$ (27.1)
All other operating units	12.7	3.5	9.2
Consolidated total	$ (12.6)	$ 5.3	$ (17.9)

For the six months ended June 30, 2003, the Company reported consolidated revenues of $187.9 million as compared to $210.4 million for the first half of 2002, a decline of $22.5 million or 10.7%. The decrease was due to the $31.1 million decline in revenues in Mexico as illustrated in the table above. Revenue in all other operating units increased 5.7% for the six months ended June 30, 2003 compared to the corresponding six months in 2002. Revenues of Singer's 48 percent-owned Thailand affiliate amounted to $55.4 million for the 2003 first half, a 16.4% increase over the $47.6 million recorded in the first half of 2002; these sales are not included in consolidated revenues. The Company's revenues for the first half of 2003 included $13.7 million of finance charges on consumer credit sales and $2.9 million of royalty and licensing income; the corresponding amounts for the first half of 2002 were $16.8 million and $2.9 million, respectively. The decline in finance charges is due to the decrease in retail sales in Mexico, with finance charges in Mexico declining by $4.2 million.

Gross profit for the six months ended June 30, 2003 was $69.1 million, representing a gross margin of 36.8%, as compared to $80.6 million and a gross margin of 38.3% for the same period in 2002. The decline in gross margin was due primarily to lower margins in the Mexico operations as a result of changes in the sales mix and an increase in inventory reserves, which was partially offset by improved margins in the Company's manufacturing segment.

Selling and administrative expenses for the six months ended June 30, 2003 were $75.9 million, representing 40.4% of revenues, as compared to $64.1 million and 30.5% of revenues for the same

period in 2002. The increase in selling and administrative expenses was due to Mexico, which had selling and administrative expenses of $31.1 million for the first half of 2003, as compared to $20.2 million for the same period in 2002, reflecting significantly higher provisions for bad debts and increased advertising expense. Excluding Mexico, selling and administrative expenses as a percentage of revenue would have been 27.9% for the 2003 first half as compared to 28.9% in the 2002 first half. This improvement was due to a decrease in Corporate expenses along with tighter controls over selling and administrative expenses at the operating units.

Operating income (loss) for the 2003 and 2002 first half was ($6.8) million and $16.5 million, respectively. The Mexican operations were responsible for the decline in operating income.

The Retail operations (including Thailand) accounted for 61% of Singer's revenues in the 2003 first half. These operations had an operating loss, before corporate expenses and eliminations, of $10.6 million. The Company's consolidated results and the results for the Retail segment in the first half of 2003 were negatively impacted by poor performance in Mexico, which was partially offset by strong contributions from the Retail businesses in Thailand and Sri Lanka. The comparable figures for the first half of 2002 were 66% of Singer's revenue, and operating earnings of $15.1 million, before corporate expenses and eliminations.

The Sewing business accounted for 39% of Singer's revenues in the 2003 first half and had operating earnings, before corporate expenses and eliminations, of $11.5 million. The Sewing marketing operations in the United States and Italy were major contributors to this segment. The comparable figures for the first half of 2002 were 34% of Singer's revenue with operating earnings, before corporate expenses and eliminations, of $10.0 million.

Interest expense for the six-month period ended June 30, 2003 was $11.1 million. Interest expense incurred by the Operating Companies during the period totaled $9.3 million, while Corporate interest expense in the period was $1.8 million; interest expense for the period at the Company's non-consolidated Operating Affiliate in Thailand was $0.3 million. Interest expense for the six-month period ended June 30, 2002 was $10.5 million. Interest expense incurred by the Operating Companies during the 2002 period totaled $8.4 million, while Corporate interest expense in the period was $2.1 million; interest expense for the period at the Company's non-consolidated Operating Affiliate in Thailand was $0.8 million. The increase in the interest expense incurred by the Operating Companies from the prior year's first half was due to higher interest expenses incurred in Mexico.

Equity in earnings from Operating Affiliates totaled $2.6 million during the six-month period ended June 30, 2003 as compared to $1.7 million for the same period in 2002. The increase is due to higher profitability from an Operating Affiliate in Sri Lanka.

Miscellaneous other income was $6.3 million in the six-month period ended June 30, 2003 as compared to $1.4 million in 2002. The $4.9 million increase in other income is primarily due to a $4.1 million increase in the estimated recovery on receivables from a former subsidiary that is in liquidation and a $2.7 million gain recognized by U.S. Sewing as a result of their successful refinancing of their debt. This was partially offset by $1.0 million unfavorable variance in foreign exchange and $1.0 million of other expenses incurred in first half 2003.

Provision for income taxes amounted to $2.6 million in the six-month period ended June 30, 2003, as compared to $2.7 million for the same period in 2002. The high income tax expense in the 2003 first half

as compared to the pre-tax loss is due to the large loss incurred in the Mexican operations with no corresponding tax benefit as Mexico already had significant loss carry forwards.

The Company's net loss for the 2003 first half was $12.6 million as compared to net income of $5.3 million for the first half of 2002. The $17.9 million decline from prior year is due to the $27.1 million decline in Mexico's net income which was offset by a $9.2 million net income improvement in all the other business units.

Dividends on Preferred Shares equal to 4% per annum, calculated on the shares' $20 million liquidation preference, amounted to $0.4 million for the six-month periods ended June 30, 2003 and 2002. This dividend is cumulative and has been accrued but not paid; no dividend may be paid on the Company's Common Shares until all accrued dividends on the Preferred Shares have been paid. An additional amount of $0.2 million for the six-month period ended June 30, 2003 and 2002 has been accrued representing the accretion in the value of the Preferred Shares. During the first quarter, a subsidiary of the Company entered into an agreement with the Pension Benefit Guaranty Corporation to purchase all of the Preferred Shares of the Company for $3.8 million.

The net loss applicable to Common Shares for the first half of 2003 was $13.1 million resulting in a basic loss per common share of $1.64, as compared to net income to Common Shares of $4.7 million and basic earnings per common share of $0.58 for the prior year period.

Liquidity And Capital Resources

Six Months Ended June 30, 2003 and June 30, 2002

For the six months ended June 30, 2003, Singer had a net cash inflow from operations of $0.8 million primarily due to an $11.2 million increase in provision for doubtful accounts, primarily from Mexico, a $5.6 million decrease in receivables and a $1.7 million increase in accounts payable and accrued expenses. These were partially offset by a net loss of $12.6 million and a $3.9 million increase in inventory. Capital expenditures for the six months were $1.6 million. The net increase in notes and loans payable amounted to $1.1 million. The addition of $18.2 million of long-term debt and the repayment of $20.3 million of long-term debt primarily relate to the refinancing by the U.S. Sewing operations. The net effect of all of the above was a decrease in cash and cash equivalents by $3.3 million to $10.2 million at June 30, 2003.

For the six months ended June 30, 2002, Singer had a net cash inflow from operations of $8.9 million primarily due to the Company's net income of $5.3 million, a $5.5 million decrease in inventory and to depreciation and amortization of $3.4 million. These were partially offset by an increase in account receivable of $6.4 million Capital expenditures for the six months were $3.5 million. The net increase in notes and loans payable amounted to $2.2 million, repayment of long term debt amounted to $10.1 million, primarily due to a $5.0 million repayment under the Nova Scotia Financing Agreement and $3.1 million by the U.S. Sewing operations. The net effect was a decrease in cash and cash equivalents by $1.6 million to $13.4 million at June 30, 2002.

As of June 30, 2003, Singer had net working capital of $27.4 million compared to $35.1 million as of June 30, 2002. The $7.7 million decrease in the Company's working capital position was primarily due to the decrease in net accounts receivable reflecting the sales decline in Mexico and increased provision for bad debts.

The financing agreement entered into between the Company, and the Bank of Nova Scotia contains certain covenants and places certain restrictions upon the Company. Under the more restrictive of these requirements, the borrower must observe certain specified financial covenants including minimum quarterly EBITDA as defined in the financing agreement. The Company and the Bank of Nova Scotia have agreed to certain modifications in the financial covenants in the Bank of Nova Scotia Financing Agreement to accommodate the significant loss in Mexico during the first six months of the year. The payments to the Bank of Nova Scotia also have been restructured to require an additional payment of $11.3 million upon the closing of the Singer Asia Transaction, which occurred subsequent to the quarter end. For further reference, please see Note 9 ("Subsequent Events"). This payment is in addition to payments of $2.5 million due on December 31, 2003 and a further $2.5 million due on June 30, 2004. A final payment of $26.3 million is due December 31, 2004.

As of June 30, 2003, the Company was in compliance with all of the Nova Scotia Financing Agreement covenants and restrictions, as amended.

On January 9, 2003, a subsidiary of the Company entered into an agreement with the Pension Benefit Guaranty Corporation to purchase all 40 issued and outstanding Preferred A shares of the Company for $3.8 million. The terms of the purchase agreement required the Company to pay $0.4 million or 10% upon execution of the agreement with the balance of $3.4 million being settled through a promissory note. The promissory note bears interest at 12.5% per annum and is repayable based on a formula tied to the subsidiary's accounts receivable balance, with payment in full due by July 1, 2003. As of June 30, 2003, the balance outstanding on the promissory note was $2.7 million.

The repayment terms have since been renegotiated at $500 per month starting in July 2003 with the balance due by December 31, 2003. If the promissory note is not paid as due, interest on the amount due shall increase to 18.0% per annum immediately and shall further increase by 2.0% for each ninety day period up to a maximum of 30.0% per annum.

On March 31, 2003, the U.S. Sewing operations successfully refinanced their lending facility. The refinancing resulted in a one-time gain of $2.7 million reflecting a reduction on the pay out of the existing borrowings. The new financing includes a revolving line of credit facility, with one lender, with borrowing base limitations based on a formula tied to receivable and inventories to a maximum of $25 million. The facility bears interest at LIBOR plus 3.25% and will mature in five years. The balance outstanding on this facility at June 30, 2003 was $13.8 million. The second facility, with a second lender, is a $4 million subordinated term loan that will mature in three years, bearing interest at 18% per annum. Two thirds of the annual interest (12% per annum) is payable monthly in arrears, while one third of the interest (6% per annum) is accrued annually and is payable at the maturity of the term loan. Additionally, the term loan requires a 4% royalty payment to be made on sales above $60 million in the year with the highest sales during the term of the loan; the royalty payment is payable at the maturity of the term loan.

As of June 30, 2003, the U.S. Sewing operations were in breach of certain financial covenants with respect to the revolving line of credit facility. The lender under that facility has agreed to amend certain financial covenants for June 30, 2003 and the remainder of 2003 and to waive all prior breaches. The modifications also included changes to the borrowing base limitations which will allow the U.S. Sewing operations to borrow a greater amount under this facility during peak periods.

As of June 30, 2003, Singer's liquidity position was tight. The Company's available short-term lines of credit and corresponding amounts utilized at June 30, 2003, were $69.1 million and $51.8 million,

respectively. The Company was either fully drawn or close to fully drawn under certain facilities, including the Nova Scotia Financing Agreement. While significant facilities remain unutilized in certain locations these facilities are not generally available to provide liquidity in other locations.

Improvement in the Company's liquidity is dependent on a number of factors, including achievement of improved operating and financial performance, working capital efficiencies, and the ultimate realization of significant, one-time items, some of which are not within the Company's control. The Company's plans include efforts during 2003 to arrange additional financing facilities in several of its operating units. The Company is also considering the sale of all or part of certain continuing operations in furtherance of the Company's long-term strategy, and where the proceeds from such sales would meaningfully improve the Company's liquidity position.

The consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As more fully discussed in Note 1 to the financial statements, the Company is a new corporate entity arising from a Plan of Reorganization adopted in accordance with the provisions of Chapter 11 of the United States Bankruptcy Code which became effective on September 14, 2000. Continuation of the Company's business is dependent on its ability to achieve successful future operations. Also, the Company has significant borrowings that require, among other things, compliance with certain financial ratios on a quarterly basis and reductions of certain significant outstanding debt balances in 2003, 2004 and later years. The Company's ability to continue as a going concern is dependent on the Company's ability to achieve its minimum-operating plan and meet its obligations under several financing agreements, including either (i) renegotiating or rolling over existing facilities, (ii) obtaining additional or replacement financing, or (iii) selling sufficient assets to reduce or repay the existing credit facilities. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Research and Development

Research and development expenses are incurred largely at Singer's manufacturing facilities in Brazil and China. The amount spent on research and development in the three-month and six-month periods ended June 30, 2003 and 2002 was not material. The Company is able to offer competitive, state-of-the-art computer machines and full-featured, mechanical machines by working closely with third-party manufacturers who supply the Company with product.

Environment

The Company is subject to a variety of environmental and pollution control laws and regulations in many jurisdictions in which it operates, and faces exposure from actual and potential claims involving such matters. The Company believes that any costs resulting from environmental matters known to it will not have a material, adverse impact on the Company's financial position, results of operation or liquidity. The amount spent on environmental and pollution matters was not material in the three-month and six-month periods ended June 30, 2003 and 2002.

Market Risks

Singer has significant foreign operations whose results are transacted in their local currency. The Company's consolidated profit and loss statement, and consolidated balance sheet, are subject to foreign exchange rate fluctuations.

The Company's debt is largely subject to variable interest rates. Although the Company is exposed to interest rate market risk, management does not believe any likely change in interest rates will have a material impact on the Company's financial conditions or results of operations in the near future.

There have been no material changes in the market risks faced by Singer since December 31, 2002. For a further discussion of these market risks and other risk factors see the Singer N.V. 2002 Disclosure Statement and Report dated April 2003.

EXHIBIT NO.4

03 AUG 28 AM 7:21

SINGER N.V.

Notice of a General Meeting of Shareholders
To be held on September 22, 2003

To the Shareholders of:

SINGER N.V.,
a corporation organized and existing under the laws of the Netherlands Antilles (the "Company").

Notice is hereby given that a General Meeting of Shareholders of the Company (the "General Meeting") will be held at the registered address of the Company at De Ruyterkade 62, Curaçao, Netherlands Antilles, commencing at 10:00 a.m. (Netherlands Antilles time), on September 22, 2003, for the following purposes:

1. To re-elect Mr. Stephen H. Goodman and Mr. William C. Langley to the membership of the Board as Class III Directors as of the date of the General Meeting to serve in such capacity until the conclusion of the annual general meeting of shareholders of the Company at which the financial statements for the fiscal year ending December 31, 2005 will be approved and adopted.

2. To approve and adopt the audited consolidated financial statements with respect to the Company's fiscal year ended December 31, 2002, as described in the Proxy Statement accompanying this Notice.

3. To confirm and accept the recommendation of the Board of Directors of the Company to not make any distribution of dividends to the shareholders of the Company with regard to the profits as determined by the adoption of Proposal Two and that the profits of the Company shall be fully reserved within the Company, as reflected in the Company's financial statements for that period provided that the profits be allocated to the separate accounts relating to the Preferred Shares and the Common Shares of the Company in accordance with the Articles of Incorporation of the Company.

4. To appoint KPMG LLP as auditors of the Company for the fiscal year ending December 31, 2003.

Respectfully,



By order of the Board of Directors of Singer N.V.
Phillip Watson
Secretary

August 27, 2003

YOUR VOTE IS IMPORTANT REGARDLESS OF THE SIZE OF YOUR HOLDINGS IN THE COMPANY. SHAREHOLDERS WHO DO NOT EXPECT TO ATTEND THE GENERAL MEETING ARE REQUESTED TO COMPLETE, SIGN, DATE AND RETURN THE PROXY CARD BY MEANS OF THE ENCLOSED RETURN ENVELOPE. INSTRUCTIONS FOR THE PROPER EXECUTION OF PROXY CARDS AS SET FORTH IN THE PROXY STATEMENT ACCOMPANYING THIS NOTICE.

PROXY STATEMENT

General Meeting of Shareholders of

SINGER N.V.
(the "Company")

---

to be held commencing at 10:00 a.m.
Netherlands Antilles time, on September 22, 2003
at the registered address of the Company
De Ruyterkade 62, Curaçao, Netherlands Antilles

This Proxy Statement is furnished to the holders (the "Shareholders") of Common Shares, par value U.S. $0.01 per share, and of the Preferred Shares, par value U.S. $0.01 per share, of the Company (the "Shares"), in connection with the solicitation of proxies by the Board of Directors of the Company (the "Board"). The proxies solicited by this Proxy Statement are to be voted at the Annual General Meeting of Shareholders of the Company (the "General Meeting"), to be held at the time and place set forth above and for the purposes set forth below and in the accompanying notice of the General Meeting (the "Notice"). Enclosed are a copy of the Notice and a form of proxy card ("Proxy") for use at the Company's General Meeting.

One vote may be cast for each Common Share and each Preferred Share held. As of the close of business on August 20, 2003 (the "Record Date"), the number of issued and outstanding Common Shares and the number of issued and outstanding Preferred Shares the Company were as follows:

Common Shares:	Preferred Shares:
8,121,828	40

All holders of Shares as of the Record Date are entitled to receive the Notice, Proxy Statement and Proxy Card, to address the General Meeting and to vote thereat.

This Proxy Statement is first being mailed to shareholders on or about August 27, 2003.

THE GENERAL MEETING

At the General Meeting, the Shareholders will have the power to pass valid and binding resolutions with regard to all matters which affect the Company that have been proposed by the Board and are included in the Notice, provided that a quorum consisting of the holders of at least one-half of the outstanding Shares are present at the General Meeting either in person or by proxy. A majority of the votes cast at the General Meeting shall be necessary to adopt the resolutions at the General Meeting. Matters that are not included in the Notice and that properly come before the General Meeting will also be given consideration. However, other than the appointment of the Chairman of the General Meeting, valid and binding resolutions can only be adopted with regard to such matters if passed by unanimous vote, provided all issued and outstanding Shares are represented at the General Meeting.

The Company is organized and existing under the laws of the Netherlands Antilles. As required by the laws of the Netherlands Antilles and the articles of incorporation of the Company, all general meetings of shareholders must be held in the Netherlands Antilles. Shareholders may elect to attend the General Meeting in person or by a Proxy that is duly executed in writing. The enclosed Proxy Card has been prepared to ensure that all Shares have the opportunity to be represented at the General Meeting. Shares cannot be voted at the General Meeting unless the respective holder of record as of the Record Date is either present in person or represented by proxy.

Should the required quorum as described in the foregoing paragraph not be present at the General Meeting, no valid resolutions can be adopted and a second general meeting of shareholders shall be called and held within two months at which second meeting, regardless of the number of Shares represented, valid resolutions may be adopted, all as set forth in Article 14 of the Articles of Incorporation of the Company. Any qualified majority votes required by the Articles of Incorporation of the Company for the valid adoption of specific resolutions will remain unaffected.

INSTRUCTIONS FOR SIGNING PROXY CARDS

The following general rules for signing proxy cards may be of assistance to you in order that the Company may avoid the time and expense involved in validating your vote if you fail to sign your proxy card(s) properly.

1.	Individual Accounts:	Sign your name exactly as it appears in the registration on the proxy card(s).
2.	Joint Accounts:	Either party may sign, but the name of the party signing should conform exactly to the name shown in the registration on the proxy card(s).
3.	All Other Accounts:	The capacity of the individual signing the proxy card(s) should be indicated unless it is reflected in the form of registration. For example:

Registration	**Valid Signature**
Corporate Accounts	
(1) ABC Corporation	ABC Corp.
(2) ABC Corporation	John Doe, Treasurer
(3) ABC Corp. c/o John Doe, Treasurer	John Doe
(4) ABC Corp. Profit Sharing Plan	John Doe, Treasurer
Trust Accounts	
(1) ABC Trust	Jane B. Doe, Trustee
(2) Jane B. Doe, Trustee u/t/d 12/28/78	Jane B. Doe
Custodial or Estate Accounts	
(1) John Smith, Cust. f/b/o John Smith, Jr	John Smith
(2) Estate of John Smith	Smith Jr/Executor

VOTING OF PROXIES

All Shares represented at the General Meeting by properly executed Proxies received at the registered office of the Company on or before 10:00 a.m. on September 22, 2003, and not revoked, will be voted at the General Meeting in accordance with the instructions on the Proxies. If no instructions are indicated, properly executed Proxies will be voted "FOR" adoption of all proposals made at the General Meeting as recommended by the Board. The Board does not know of any matters, other than those referred to in the Notice, which are to come before the General Meeting.

Proxies duly executed and received and not revoked, will be valid at the General Meeting.

A Proxy given pursuant to this solicitation may be revoked at any time before it is voted by filing with the Company at the registered office of the Company no later than 10:00 a.m. (Netherlands Antilles time) on September 22, 2003, a written notice of revocation which bears a date later than the Proxy or by the Shareholder attending the General Meeting in person.

MATTERS TO BE CONSIDERED AT THE GENERAL MEETING

At the General Meeting, Shareholders are being asked to consider and vote upon the following Proposals:

PROPOSAL ONE: **TO RE-ELECT MR. STEPHEN H. GOODMAN AND MR. WILLIAM C. LANGLEY TO THE MEMBERSHIP OF THE BOARD AS CLASS III DIRECTORS AS OF THE DATE OF THE GENERAL MEETING TO SERVE IN SUCH CAPACITY UNTIL THE CONCLUSION OF THE ANNUAL GENERAL MEETING OF SHAREHOLDERS OF THE COMPANY AT WHICH THE FINANCIAL STATEMENTS FOR THE FISCAL YEAR ENDING DECEMBER 31, 2005 WILL BE APPROVED AND ADOPTED.**

The first proposal to be considered at the General Meeting is the re-election of Mr. Stephen H. Goodman and Mr. William C. Langley to the membership of the Board as Class III Directors as of the date of the General Meeting to serve in such capacity until the conclusion of the annual general meeting of shareholders of the Company at which the financial statements for the fiscal year ending December 31, 2005 will be approved and adopted. Shareholders can re-elect all or only some of the directors.

The Board recommends that Shareholders vote "FOR" Proposal One approving the re-election of all of Mr. Stephen H. Goodman and Mr. William C. Langley to the membership of the Board as Class III Directors as of the date of the General Meeting to serve in such capacity until the conclusion of the annual general meeting of shareholders of the Company at which the financial statements for the fiscal year ending December 31, 2005 will be approved and adopted.

PROPOSAL TWO: **TO APPROVE AND ADOPT THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS WITH RESPECT TO THE COMPANY'S FISCAL YEAR ENDED DECEMBER 31, 2002.**

The Company's audited consolidated annual report, for the fiscal year through December 31, 2002 has been made available to Shareholders by means of publication of the Annual Report for the year ended December 31, 2002 on the financial web-site of the Company (www.singer.com) and notice of such web-site publication has been given to Shareholders by means of a letter dated April 15, 2003. Shareholders can also request a copy of said consolidated annual report by contacting Barbara Wybraniec at the Singer Corporation, 915 Broadway, 18th Floor, New York, NY 10010 by e-mail, at bwybraniec@singer.com or by telephone at (917) 534-5373, or inspect said consolidated annual report at the registered address of the Company at De Ruyterkade 62, Curacao, Netherlands Antilles. The financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America and have been certified by the independent accounting firm of KPMG LLP. The financial statements of the Company with respect to the fiscal year ending December 31, 2002 have been made available to the shareholders of the Company and General Meeting is requested to adopt those financial statements as a requirement of Netherlands Antilles law.

The Board recommends that the shareholders vote "FOR" Proposal Two providing for the approval and adoption of the audited consolidated financial statements for the Company for the fiscal year through December 31, 2002.

PROPOSAL THREE: **TO CONFIRM AND ACCEPT THE RECOMMENDATION OF THE BOARD OF DIRECTORS OF THE COMPANY TO NOT MAKE ANY DISTRIBUTION OF DIVIDENDS TO THE SHAREHOLDERS OF THE COMPANY WITH REGARD TO THE PROFITS AS DETERMINED BY THE ADOPTION OF PROPOSAL TWO AND THAT THE PROFITS OF THE COMPANY SHALL BE FULLY RESERVED WITHIN THE COMPANY, AS REFLECTED IN THE COMPANY'S FINANCIAL STATEMENTS FOR THAT PERIOD PROVIDED THAT THE PROFITS BE ALLOCATED TO THE SEPARATE ACCOUNTS RELATING TO THE PREFERRED SHARES AND THE COMMON SHARES OF THE COMPANY IN ACCORDANCE WITH THE ARTICLES OF INCORPORATION OF THE COMPANY.**

In order for the Company and its subsidiaries to best maintain their ability to conduct their operations and maximize their potential of generating revenues, and so that the Company remains in compliance with the covenants in its debt agreements, it is required that all profits as determined by the adoption of the financial statements for the fiscal year ending December 31, 2002 be reserved and maintained as operating capital.

The Board recommends that the Shareholders vote "FOR" Proposal Three.

PROPOSAL FOUR: **TO APPOINT KPMG LLP AS AUDITORS OF THE COMPANY FOR THE FISCAL YEAR ENDING DECEMBER 31, 2003.**

The Board of the Company has recommended the appointment of KPMG LLP, who have audited the Company's financial statements for the fiscal year ending December 31, 2002, as the auditors of the Company for the fiscal year ending December 31, 2003.

The Board recommends that the Shareholders vote "FOR" Proposal FOUR providing for the appointment of KPMG LLP as auditors of the Company for the fiscal year ending December 31, 2003.

BY ORDER OF THE BOARD OF DIRECTORS OF SINGER N.V.



Phillip Watson
Secretary

August 27, 2003

SINGER N.V.

PROXY CARD

THIS PROXY is made by the Undersigned who is, as of the Record Date (August 20, 2003), the registered holder of 8,121,828 Common Shares and/or 40 Preferred Shares (the "Shares") of Singer N.V. (the "Company"), a Netherlands Antilles corporation.

This Proxy is made in connection with the General Meeting of Shareholders of the Company (the "General Meeting") to be held on September 22, 2003 at 10:00 a.m., Netherlands Antilles time, at the registered address of the Company at De Ruyterkade 62, Curaçao, Netherlands Antilles and is based on the information provided by the Company's Board of Directors in the Notice convening the General Meeting and in the accompanying Proxy Statement, both dated August 27, 2003.

The Undersigned hereby appoints and designates any authorized signatories of Curacao Corporation Company N.V. (the "Attorneys"), each acting individually and with the right of substitution, as his/her/its authorized attorney to represent the Undersigned in his/her/its capacity of Shareholder at the General Meeting, to address the General Meeting, and to vote on all his/her/its Common Shares with respect to all matters to be brought before the General Meeting as set forth in the Notice and with respect to any and all other matters that may properly come before the General Meeting. With regard to such other matters, the Proxies shall have the discretionary power and authority to vote for and on behalf of the Undersigned.

The Attorneys are hereby instructed to vote in the following manner with respect to the following Proposals:

Address Change/Comments (Mark the corresponding box on the reverse side)

▲ **FOLD AND DETACH HERE** ▲

If no other indication is made it is the intent of the Undersigned that Proposals 1, 2, 3 and 4 be voted "FOR".

Please Mark Here for Address Change or Comments **SEE REVERSE SIDE** ☐

1. To re-elect 01 Mr. Stephen H. Goodman and 02 Mr. William C. Langley to the membership of the Board as Class III Directors as of the date of the General Meeting to serve in such capacity until the conclusion of the annual general meeting of shareholders of the Company at which the financial statements for the fiscal year ending December 31, 2005 will be approved and adopted:

FOR ALL	WITHHELD FOR ALL	FOR ALL EXCEPT
☐	☐	☐

Withheld for the nominees you list below: (Write that nominee's name in the space provided below.)

____

2. To approve and adopt the audited financial statements with respect to the Company's fiscal year ended December 31, 2002, as described in the Proxy Statement accompanying this Notice:

FOR	AGAINST	ABSTAIN
☐	☐	☐

3. To confirm and accept the recommendation of the Board of Directors of the Company to not make any distribution of dividends to the shareholders of the Company with regard to the profits as determined by the adoption of Proposal Two and that the profits of the Company shall be fully reserved within the Company, as reflected in the Company's financial statements for that period provided that the profits be allocated to the separate accounts relating to the Preferred Shares and the Common Shares of the Company in accordance with the Articles of Incorporation of the Company.

FOR	AGAINST	ABSTAIN
☐	☐	☐

4. To appoint KPMG LLP as auditors of the Company for the fiscal year ending December 31, 2003:

FOR	AGAINST	ABSTAIN
☐	☐	☐



IN WITNESS WHEREOF this Proxy was executed and shall be valid and effective exclusively at the General Meeting or any adjournment or adjournments thereof, provided no changes are made in the agenda, and shall otherwise terminate on December 31, 2003, 12:00 midnight.

Dated:______________________________, 2003

____
Name of Shareholder

By:______________________________
(Signature) — (See instructions for signatures in Proxy Statement)

Title:______________________________

PLEASE RETURN THE COMPLETED PROXY CARD BY MEANS OF THE ENCLOSED RETURN ENVELOPE.

▲ FOLD AND DETACH HERE ▲